SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3)*

MEADE INSTRUMENTS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

583062203

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583062203	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 40,010*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 40,010*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,010*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*(1)
12.	TYPE OF REPORTING PERSON IN

*	Comprised of 40,010 shares held directly by A.G. Family L.P., which shares are separately reported on page 3 of this Schedule 13G.
(1)	Based on 1,229,767 shares of Common Stock of Meade Instruments Corp. outstanding as of October 13, 2011 and January 11, 2012, as reported by Meade Instruments Corp. in its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2011 and November 30, 2011, filed with the Securities and Exchange Commission on October 14, 2011 and January 13, 2012, respectively.

CUSIP No. 583062203	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS A.G. Family L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 40,010
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 40,010
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,010
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 1,229,767 shares of Common Stock of Meade Instruments Corp. outstanding as of October 13, 2011 and January 11, 2012, as reported by Meade Instruments Corp. in its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2011 and November 30, 2011, filed with the Securities and Exchange Commission on October 14, 2011 and January 13, 2012, respectively.

CUSIP No. 583062203	13G	Page 4 of 7 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Meade Instruments Corp.

(b)	Address of Issuer’s Principal Executive Offices:

27 Hubble

Irvine, California 92618

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

A.G. Family L.P.

Attached as Exhibit A is a copy of a Joint Filing Agreement between Thomas A. Satterfield, Jr. and A.G. Family L.P.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.

2609 Caldwell Mill Lane

Birmingham, Alabama 35243

A.G. Family L.P.

571 McDonald Road

Rockwall, Texas 75032

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 583062203	13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 40,010 shares are held by A.G. Family L.P., with respect to which Mr. Satterfield has limited power of attorney for voting and disposition purposes. A.G. Family, L.P. has the right to receive or the power to direct the receipt of the proceeds from the sale of its shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 583062203	13G	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 583062203	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2012
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.

A.G. Family L.P., a Texas limited partnership

By: GLMS, LLC, its General Partner

By:	/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr., by Power of Attorney

Exhibit A

AGREEMENT FOR

JOINT FILING OF SCHEDULE 13G

Thomas A. Satterfield, Jr. and A.G. Family L.P. hereby agree to file jointly the statement on Schedule 13G to which this Agreement for Joint Filing of Schedule 13G (this “Agreement”) is attached, as well as any amendments thereto which may be deemed necessary, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934.

Each of the parties hereto represents that such party is individually eligible to use Schedule 13G to satisfy such party’s reporting obligations.

It is understood that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of the information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

October 20, 2009
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.

A.G. Family L.P., a Texas limited partnership

By: GLMS, LLC, its General Partner

By:	/s/ Thomas Adger Satterfield
Thomas Adger Satterfield, its Authorized Person